

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2021

Gregory Marcus
Chief Executive Officer
Marcus Corp
100 East Wisconsin Avenue, Suite 1900
Milwaukee, Wisconsin 53202

      Re: Marcus Corp
            Registration Statement on Form S-3
            Filed on October 8, 2021
            File No. 333-260154

Dear Mr. Marcus:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Janice Adeloye at 202-551-3034 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services

cc: Garrett F. Bishop